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                             December 11, 2020

       He Yu
       Chief Executive Officer
       Kuke Music Holding Limited
       Building 96
       4 San Jian Fang South Block
       Chaoyang District, Beijing 100024
       People's Republic of China

                                                        Re: Kuke Music Holding
Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted December
2, 2020
                                                            CIK No. 0001809158

       Dear Mr. Yu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1, filed December 2, 2020

       Prospectus Cover Page, page 1

   1. In an appropriate place in your filing, please briefly describe the "certain conditions" to which Class B holders
are subject to entitle them to ten votes per share. Make conforming changes to your "Voting
Rights" disclosure on page 148 of your filing.
   2. We note your disclosure that you will be a "controlled company" upon completion of this offering, and your
disclosure on page 55 that you "are permitted to elect to rely, and may rely, on certain
exemptions from corporate governance rules, including an exemption from
 He Yu
Kuke Music Holding Limited
December 11, 2020
Page 2
      the rule that a majority of [y]our board of directors must be independent directors or that
      [you] have to establish a nominating committee and a compensation committee composed entirely of independent directors." In an appropriate place in your filing, please amend your disclosure to affirmatively state and describe all of the exemptions upon which you intend to rely as a controlled company.
Intellectual Property
License Agreements, page 116

3. To provide context for investors regarding the importance of the licensing agreements described in this section, please disclose the amount of revenue generated from each of these agreements and/or the percentage of your total revenue generated by each of these agreements for the periods presented.
4. As a related matter, we note your disclosure with respect to Naxos China's agreements with Naxos International and Naxos America that "Naxos China shall pay the licensor a portion of its income derived from the exploitation of the content as royalties." To provide context for investors regarding Naxos China's obligations under these agreements, please disclose the royalties or a range of royalties (for example, a range expressed within ten percentage points or a statement that a percentage is in the low single digits, teens, etc.), as well as any minimum payments, that Naxos China is obligated to pay to the licensors under the agreements.
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                            Sincerely,
FirstName LastNameHe Yu
                                                            Division of
Corporation Finance
Comapany NameKuke Music Holding Limited
                                                            Office of Trade &
Services
December 11, 2020 Page 2
cc:       Steve Lin
FirstName LastName